Mail Stop 4561

December 27, 2007

By U.S. Mail and facsimile to (216) 357-6248

Mr. Jeffrey B. Weeden
Chief Financial Officer
KeyCorp
127 Public Square
Cleveland, OH 44114

> **RE:** **KeyCorp**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Quarterly Period Ended September 30, 2007**
> **File No. 001-11302**

Dear Mr. Weeden:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Risk factors, page 9

1. Consider the need to add a risk factor that addresses the impact on revenues, profitability and growth resulting from the decisions to exit the sub-prime markets

and to stop doing business with homebuilders outside of the 13 states where Key
has branches.

2. Consider the need to add specifics to the risk factor on page 12 regarding
geographic regions, such as breaking down, by region, the significance to
KeyCorp operations and discussing the last years key economic indicators for
those regions as well as any forecasts for 2008 for those regions.

Form 10-Q for Quarterly Period Ended September 30, 2007

Management's Discussion and Analysis

Financial Condition – Securities, page 58

3. We note your disclosure that you use an outside bond pricing service to assist in
measuring the fair value of your MBS and that the fair value of those MBS that
cannot be priced by the bond pricing service is estimated using internal valuation
models. Please revise your disclosures in future filings to address the following
and provide us with a draft of your intended revisions:

- Explain why the bond pricing service is unable to provide pricing for
certain MBS;
- Quantify the amount of MBS for which the fair value is determined using
the bond pricing service and the amount for which the fair value is
determined using internal models;
- Describe the valuation techniques used by both the bond pricing service
and the internal valuation model;
- Identify and describe the inputs to the models that have the greatest
potential to impact the value derived; and
- Explain the significant assumptions used to determine those inputs.

4. We also note your disclosure that substantially all of your MBS are issued or
backed by federal agencies. Please tell us from which federal agencies you
purchase MBS and quantify the amount outstanding from each agency as of
September 30, 2007 and December 31, 2006.

*   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Clampitt, Staff Attorney, at (202) 551-3434 with any other questions.

Sincerely,

Hugh West
Accounting Branch Chief